Exhibit (n)(3)

AMENDED and RESTATED

MULTIPLE CLASS OF SHARES PLAN

FOR

FIDELITY CONSERVATIVE INCOME BOND FUNDS

DATED JULY 18, 2013

This Multiple Class of Shares Plan (the "Plan"), when effective in accordance with its provisions, shall be the written plan contemplated by Rule 18f-3 under the Investment Company Act of 1940 (the "1940 Act") for the portfolios (each, a "Fund") of the respective Fidelity Trusts (each, a "Trust") as listed on Schedule I to this Plan.

1. Classes Offered. Each Fund may offer two classes of its shares: Retail Class and Institutional Class (each, a "Class").

2. Class Eligibility. Each class is subject to its eligibility requirements set forth below.

A. Retail Class shares generally require a minimum initial purchase of $2,500 and ongoing balance of $2,000.

B. Institutional Class shares generally require a minimum initial purchase and ongoing balance of $1,000,000.

3. Distribution and Service Arrangements. Each Class shall have a different arrangement for shareholder services or the distribution of securities or both.

4. Conversion Privileges. All conversions pursuant to this paragraph 4 shall be made on the basis of the relative net asset values of the two Classes, without the imposition of any sales load, fee, or other charge.

A. Voluntary Conversion into Institutional Class. Shares of Retail Class may be converted into Institutional Class shares, provided that following the conversion the shareholder meets applicable eligibility requirements for Institutional Class. Shareholders eligible for Institutional Class may opt to remain in Retail Class shares.

B. Involuntary Conversion into Retail Class. Investors that no longer meet the eligibility requirements for Institutional Class may have their shares converted into Retail Class shares. Any such conversion will be preceded by written notice to the investor.

5. Exchange Privileges. Exchanges are subject to minimum investment limitations and other eligibility requirements of the applicable class of shares of each fund.

A. Retail Class: Shares of Retail Class may be exchanged for shares of any Fidelity Retail Fund offering an exchange privilege to other Fidelity Retail Funds or classes.

B. Institutional Class: Shares of Institutional Class may be exchanged for shares of (i) any class of a Fidelity money market fund; and (ii) any Fidelity Retail Fund offering an exchange privilege to other Fidelity Retail Funds or classes.

6. Allocations. Income, gain, loss, and expenses shall be allocated under this Plan as follows:

A. Class Expenses: The following expenses shall be allocated exclusively to the applicable specific class of shares: transfer agent fees. Class-level expenses may be waived, limited, or reimbursed by a Fund's investment adviser or any of its affiliates, in accordance with Rule 18f-3.

B. Fund Income, Gain, Loss, and Expenses: Income, gain, loss and expenses not allocated to specific Classes as specified above shall be charged to the Fund and allocated daily to each Class in a manner consistent with Rule 18f-3(c)(1)(iii). As necessary to limit Class net asset value per share divergences, dilution caused by share purchases and redemptions shall be allocated across all Classes based on relative net assets of each Class.

C. Distribution and Shareholder Service Arrangements. Each Class shall arrange for the provision of (and, if applicable, pay any expenses related to) the distribution and shareholder service arrangements related to that Class.

7. Voting Rights. Each Class of shares governed by this Plan (i) shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement; and (ii) shall have separate voting rights on any matter submitted to shareholders in which the interests of one Class differ from the interests of any other Class.

8. Effective Date of Plan. This Plan shall become effective upon approval by a vote of at least a majority of the Trustees of a Trust, and a majority of the Trustees of the Trust who are not "interested persons" of the Trust, which vote shall have found that this Plan as proposed to be adopted, including expense allocations, is in the best interests of each Class individually and of the Fund as a whole; or upon such other date as the Trustees shall determine.

9. Amendment of Plan. Any material amendment to this Plan shall become effective upon approval by a vote of at least a majority of the Trustees of a Trust, and a majority of the Trustees of the Trust who are not "interested persons" of the Trust, which vote shall have found that this Plan as proposed to be amended, including expense allocations, is in the best interests of each Class individually and of the Fund as a whole; or upon such other date as the Trustees shall determine.

10. Severability. If any provision of this Plan shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of the Plan shall not be affected thereby.

11. Limitation of Liability. Consistent with the limitation of shareholder liability as set forth in each Trust's Declaration of Trust or other organizational document, any obligations assumed by any Fund or Class thereof, and any agreements related to this Plan shall be limited in all cases to the relevant Fund and its assets, or Class and its assets, as the case may be, and shall not constitute obligations of any other Fund or Class of shares. All persons having any claim against a Fund, or any Class thereof, arising in connection with this Plan, are expressly put on notice of such limitation of shareholder liability, and agree that any such claim shall be limited in all cases to the relevant Fund and its assets, or Class and its assets, as the case may be, and such person shall not seek satisfaction of any such obligation from the shareholders or any shareholder of the Trust, Class or Fund; nor shall such person seek satisfaction of any such obligation from the Trustees or any individual Trustee of the Trust.